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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                  POST-EFFECTIVE AMENDMENT NO. 1
                                TO
                             FORM 8-A
                           (Form 8-A/A)

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                       SPARTECH CORPORATION
      (Exact name of registrant as specified in its charter)

        DELAWARE                        43-0761773
        (State of Incorporation                 (I.R.S. Employer
        or Organization)                        Identification No.)

    120 South Central Avenue, Suite 1700, Clayton, Missouri     63105
    (Address of Principal Executive Offices)                    (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /

Securities Act registration statement file number to which this form relates:
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of Each Exchange
        Title of Each Class                     on Which Each Class
        to be so Registered                     is to be Registered

Common Stock, Par Value $.75 per Share              New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                            None
                        (Title of class)

Preliminary Note:

    The purpose of this amendment is to update the description of the registered securities contained in the registration statement.



Item 1.  Description of Registrant's Securities to be Registered.

    The registered securities are registrant's Common Stock, $.75 Par Value, of which there are 45,000,000 shares currently authorized. The Common Stock is listed on the New York Stock Exchange. The registrant no longer has outstanding or authorized any of its previously-registered 9% Convertible Subordinated Debentures Due 1999.

    (1)(i) Dividend rights. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, of which no shares are currently authorized, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.

    (ii) Terms of conversion. The Common Stock is not convertible into any other security.

    (iii)  Sinking fund provisions.  There are no sinking fund provisions.

    (iv)  Redemption provisions.  There are no redemption provisions.

    (v) Voting rights. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

    Under the registrant's charter and bylaws, the corporate actions listed below must be approved both by shareholders owning at least 80% of the registrant's shares, and by shareholders owning a majority of those shares that are not held by persons who beneficially own 10% or more of the registrant's shares. The following actions are subject to these special approval requirements:

    --  A change in the method for amending the registrant's bylaws,

    -- A change in the classes, qualifications or terms of office of the directors, or in the maximum or minimum size of the board of directors,

    -- The removal of a director, or a change in the method of removing directors, or

    --  A change in the method for filling vacancies on the board of directors.

    The following actions are also subject to the same special approval requirement unless the registrant's board of directors approves the action by the affirmative vote of at least 80% of the directors, by unanimous written consent, or before the other shareholder party to the transaction acquires its 10% beneficial ownership of the registrant.

    -- A merger or consolidation of the registrant with a person that beneficially owns 10% or more of the registrant's shares,

    -- The sale, lease, exchange or other disposition of all or any substantial part of the registrant's assets to or with a person that beneficially owns 10% or more of the registrant's shares, or

    -- the issuance or transfer by the registrant or any of its subsidiaries of any securities of the registrant or any securities of any of its subsidiaries having total assets of $5,000,000 or more, to a person that beneficially owns 10% or more of the registrant's shares, unless the issuance or transfer is in exchange for assets or securities having an aggregate fair market value of less than $1,000,000.

    (vi) Classified board of directors. The registrant's board of directors is divided into three classes, and as nearly as practicable, one-third of the directors are assigned to each class. One class is elected each year, and each director serves for a three-year term. Cumulative voting is not permitted in the election of directors.

    (vii) Liquidation rights. In the event of the liquidation of the registrant, each share of Common Stock is entitled to share equally in the proceeds of liquidation available for distribution to the holders of common stock.

    (viii) Preemption rights. The holders of the Common Stock have no preemptive rights.

    (ix) Liability to further calls or assessments. The holders of the Common Stock have no liability to further calls or to assessments by the registrant.

    (x) Restrictions on alienability. Subject to compliance with applicable provisions of federal and state securities laws, there are no restrictions on alienability of the Common Stock.

    (xi) Provisions discriminating against substantial security holders. As described in paragraph (1)(v) above, certain business combinations with a person that beneficially owns 10% or more of the Common Stock must be approved by special shareholder votes, which includes the affirmative vote of shareholders owning a majority of those shares that are not held by that person or any other person that beneficially owns 10% or more of the registrant's shares, unless the registrant's board of directors approves the action by the affirmative vote of at least 80% of the directors or by unanimous written consent.

    (2) Modification of rights. There is no provision by which the rights of holders of the Common Stock may be modified otherwise than by a vote of at least a majority of the outstanding shares.

    (3)  Preferred stock.  Preferred stock is not being registered.

    (4) Prior rights of other classes of securities. The rights of the holders of Common Stock would be subject to the rights, preferences and privileges of the holders of the registrant's preferred stock, of which 4,000,000 shares or authorized. However, no shares of preferred stock are currently outstanding.

    The registrant's board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, all without any further vote or action by the stockholders.

    If at any time dividends on all series of preferred stock are in arrears in an aggregate amount equal to six quarterly dividends on all shares of all series of preferred stock at that time outstanding, then the holders of all series of preferred stock then outstanding, voting as a separate class, would be entitled at each meeting of stockholders to elect two of the total number of directors to be elected at such meeting. This class voting right would continue until all accumulated dividends on all series of preferred stock have been paid or declared and set aside for payment. While the holders of preferred stock, voting as a class, are entitled to elect these two directors, they would not be entitled to participate with the holders of the Common Stock in the election of any other directors.

    (5) Change in control provisions. For the reasons described in section (4) above, the issuance of preferred stock could have the effect of deterring a change in control of the registrant. In addition, the provisions of the registrant's charter and bylaws described in paragraphs (1)(v) and 1(xi) above could have the effect of delaying, deferring or preventing a change in control of the registrant.



Item 2.  Exhibits.

    3.1 Restated Certificate of Incorporation of the registrant, incorporated by reference to Exhibit 3.1 to Registration Statement No. 333-60381, filed July31, 1998

    3.2 By-Laws of the registrant, as amended, incorporated by reference to
        Exhibit 3.2 to Registration Statement No. 333-60381, filed July 31, 1998


                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    SPARTECH CORPORATION
                                    (Registrant)


Date: May 17, 1999                      By: /S/RANDY C. MARTIN
                                        Randy C. Martin
                                        Vice President-Finance
                                        and Chief Financial Officer